SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 09 January 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



press release

January 9, 2004


BP 4Q 2003 TRADING UPDATE


This trading update is aimed at providing an overview of the revenue and trading conditions experienced by BP during the fourth quarter ending December 31, 2003. The fourth quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on February 10, 2004. The statement is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.


Exploration and Production

Marker prices


                                                  4Q'03      3Q'03        2Q'03        4Q'02
Brent dated ($/bbl)                               29.43      28.38        26.03        26.88
WTI ($/bbl)                                       31.15      30.19        29.02        28.31
ANS USWC ($/bbl)                                  29.43      28.83        27.04        26.86
US gas Henry Hub first of month index ($/mmbtu)   4.58       4.97         5.40         3.99
UK gas price - National Balancing Point (p/therm) 27.30      15.08        17.44        19.09



Compared to 3Q'03, BP's liquid and US gas realizations are expected to move broadly in line with changes in marker prices and Henry Hub respectively. As indicated at the time of our 3Q'03 results, TNK-BP's realizations are expected to moderate compared to the prior quarter, reflecting normal seasonal factors.


Gas, Power and Renewables


Gas marketing margins are expected to be lower than 3Q'03 in North America and in the LNG business. NGL margins are expected to be similar to 3Q'03.




Refining and Marketing

Refining Indicator Margins ($/bbl)


                                                   4Q'03     3Q'03     2Q'03     4Q'02
USA

- West Coast                                       6.09      9.04      6.34      3.95
- Gulf Coast                                       3.53      5.61      3.59      2.98
- Midwest                                          2.89      6.39      4.73      4.09
North West Europe                                  2.21      2.47      2.15      2.19

Singapore                                          2.20      1.27      0.66      1.41


Refining Global Indicator Margin* ($/bbl.)         3.14      4.59      3.27      2.76


*The refining Global Indicator Margin (GIM) is a weighted average based on BP's portfolio. Actual margins may vary because of refinery configuration, crude slate and operating practices.

Refining indicator margins are expected to be generally lower in 4Q'03 than in 3Q'03, particularly in the US, due to higher refinery operating rates, rising product inventories and higher feedstock costs. Marketing margins in 4Q'03 are also expected to be lower than in 3Q'03, reflecting normal seasonality and increases in product prices late in the quarter. Marketing margins are however expected to show some improvement relative to 4Q'02, driven largely by an improved environment in the US.


Petrochemicals


Weighted Chemicals Indicator Margin ($/te)


4Q'03               3Q'03 est.                         2Q'03               4Q'02
n/a                 109                                134                 108


*The Chemicals Indicator Margin is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.

Petrochemical margins in 4Q'03 are expected to be below 3Q'03 margins as a result of high feedstock prices and energy costs, combined with the timing effects of reflecting sharp increases in these costs in product prices.


Tax Rate


The effective tax rate for the quarter is expected to be around 35 per cent, in line with 3Q'03.


Stock Purchases

There were no stock purchases during the quarter. Shares in issue as at December 31, 2003 were 22,123 million.


                                  3/4 ENDS 3/4


                                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 09 January 2004                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary